Exhibit 99.1

Ozon Updates On Its Listing Status on Moscow Exchange

September 28, 2023 – Ozon Holdings PLC (NASDAQ, MOEX, AIX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), provides an update on the status of its listing on the Moscow Exchange (“MOEX”). Following the expiration of the delisting moratorium set by the Central Bank of Russia (the “Moratorium”) on October 1, 2023 the Company’s American Depositary Shares (“ADSs”) will remain listed on MOEX under the Level 1 Quotation List and there should be no disruptions to trading of the ADSs.

Potential delisting of the ADSs from the Nasdaq Stock Market LLC (“Nasdaq”) should not affect the Company’s listing status on MOEX, as the ADSs remain listed on the Astana International Exchange (“AIX”), and AIX is included in the list of recognized stock exchanges approved by the Central Bank of Russia.

The Company also submitted a prospectus in respect of the ADSs for registration in Russia to further ensure that trading of the ADSs on MOEX is not disrupted in the long term. The registration process is expected to be completed during the fourth quarter of 2023.

The Company remains committed to acting in the best interests of all of its stakeholders, including our investors, customers, merchants, our multiple business partners and employees to the best of our ability.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, Armenia, China and Turkey. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.